Exhibit 12.1
Ratio of Earnings to Fixed Charges

	(Unaudited)
	Three Months Ended
	March 31,				Twelve Months Ended December 31,
(in thousands of dollars)	2010		2009		2009		2008		2007		2006		2005

Earnings:
(Loss) income before income taxes	$1,644		$(2,684,999)		$(3,678,183)		$(296,008)		$22,643		$514,061		$543,574

Add: Fixed charges, excluding interest on deposits	28,579		49,043		155,269		351,672		431,320		345,253		243,239

Earnings available for fixed charges, excluding interest on deposits	30,223		(2,635,956)		(3,522,914)		55,664		453,963		859,314		786,813
Add: Interest on deposits	128,302		187,569		674,101		931,679		1,026,388		717,167		446,919

Earnings available for fixed charges, including interest on deposits	158,525		(2,448,387)		(2,848,813)		987,343		1,480,351		1,576,481		1,233,732

Fixed Charges:
Interest expense, excluding interest on deposits	24,584		44,883		139,754		334,952		415,063		334,175		232,435
Interest factor in net rental expense	3,995		4,160		15,515		16,720		16,257		11,078		10,804

Total fixed charges, excluding interest on deposits	28,579		49,043		155,269		351,672		431,320		345,253		243,239
Add: Interest on deposits	128,302		187,569		674,101		931,679		1,026,388		717,167		446,919

Total fixed charges, including interest on deposits	$156,881		$236,612		$829,370		$1,283,351		$1,457,708		$1,062,420		$690,158

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	1.06	x	(53.75)	x	(22.69)	x	0.16	x	1.05	x	2.49	x	3.23	x
Including interest on deposits	1.01	x	(10.35)	x	(3.43)	x	0.77	x	1.02	x	1.48	x	1.79	x